EXHIBIT 12.1
REYNOLDS AMERICAN INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES/DEFICIENCY
IN THE COVERAGE OF FIXED CHARGES BY EARNINGS BEFORE FIXED CHARGES
(Dollars in Millions)
(Unaudited)

						For the Three
						Months Ended
	For the Years Ended December 31,					March 31
	2002	2003	2004	2005	2006	2006	2007
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$683	$(3,918)	$829	$1,416	$1,809	$447	$524
Addback (deduct): Loss (income) on equity investment	—	5	(9)	(10)	(17)	(2)	(2)

	683	(3,913)	820	1,406	1,792	445	522
Interest and debt expense (1)	147	111	85	113	270	35	89
Interest portion of rental expense	15	12	12	12	8	3	2

Earnings (loss) before fixed charges	$845	$(3,790)	$917	$1,531	$2,070	$483	$613

Fixed Charges:
Interest and debt expense (1)	$147	$111	$85	$113	$270	$35	$89
Interest portion of rental expense	15	12	12	12	8	3	2

Total fixed charges	$162	$123	$97	$125	$278	$38	$91

Ratio of earnings to fixed charges	5.2	—	9.5	12.2	7.4	12.7	6.7

Deficiency in the coverage of fixed charges by earnings before fixed charges	$—	$(3,913)	$—	$—	$—	$—	$—

(1)	RAI classifies interest expense recognized on uncertain tax positions as income tax expense under the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” Accordingly, this amount is excluded from the interest expense portion of fixed charges in the ratio of earnings to fixed charges.